Exhibit 99.1

 Lavie Bio  Introduction    February 2022

 2  This presentation contains "forward-looking statements" relating to future events, and Lavie Bio (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements.Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, product pipeline, future sales, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology.  Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors mayaffect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in thispresentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.  Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  Forward looking statement

 3  The forkinfluencesthe farm  Healthierfood  Sustainable environment  Productive agriculture  Bettervalue

 4  Farmers around the world invest  $200B  annually in ag inputs to protect and nurture their crops  $135B  Chemical Fertilizers  $55B  Crop Protection Chemicals  $10B  Ag-Biologicals  * The amounts described herein are based on company’s estimations

 5  The Ag-Biologicals opportunityDriving healthier crops, sustainability and productive agriculture   Driving cropproductivity to address consumer preferences:  Faster Go-to-Market  Fastest growingag. inputs segment      Chemical Pesticides  ~10-15 years | ~$250M  Bio Pesticides  ~5-8 years | <$15M  Time  Cost  2015  2021E  2026F  *Source: Markets and Markets, industry publications; Reportlinker.com  Wave 1  Wave 2  $3.2B  $10.6B  $18.5B  Company estimations  SustainableProtect from resistance developmentNew modesof action

 6  The Ag-Biologicalsuntapped potential  Crop Protection & Fertilizers  Ag-BiologicalsToday  Sustainability  +  +++  Efficacy  +++  ++  Consistency  +++  +  Commercial viability  +++  +

 7    Our Mission  Improve food quality, sustainabilityand agriculture productivity through microbiome based ag-biologicals technology and products

 8  The Power of the Microbiome  Billions of microbes make a difference!  Billions of microbes integral to plant-related ecosystems impact the entire plant lifecycle   Surrounding microbes generate nature’s largest ‘function bank’ to the plant growth and development  These microbes act as the ‘Live Engine’ supporting yield production in the field  The challenge: Discovering the right microbes and tailoring them for commercial use

 9  Biology Driven Design platform  The microbiome OS  Discovery  Billions > Promising few  Optimization  Promising few > Product  Commercialization  Product > Label Expansion     1 Lavie Bio holds an exclusive license to use Evogene’s MicroBoost AI tech engine for the discovery and development of products in Lavie Bio’s field of activity.  2 As part of Corteva’s investment in Lavie Bio in 2019, Lavie acquired the assets of Taxon Biosciences, including a large microbial collection.   1  2

BDD
plaform

Decoding the natural diversity of genetic functionality

Function-based product discovery & tailoring


Product Requirements
Required Functions
Microbiome samples
Gene Pool of Microbiomes
Function Catalog of Microbiome
Lead Candidates
Optimized Candidates
Product
lavie bio
Discovery
Min. Microbes
Max. Functions
Optimization
Enhanced functionality
Commercialization
Maximized functionality

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   Lavie BioNext generation Ag-Biologicals   Sustainability  +  +++  +++  Efficacy  +++  ++  +++  Consistency  +++  +  +++  Commercial viability  +++  +  +++  11  Ag-BiologicalsToday  Ag-Biologicals Next generation  Crop Protection & Fertilizers

 Product Program  Product focus  Application  Target market*  Potential expansion*  Discovery  Pre-Development  Development Stage 1  Development Stage 2  Pre-Commercialization  Product*  Bio-Stimulants                        Seed treatment, Spring WheatNorth America    25M ACRES wheat North America  500M ACRES              LAV213, LAV218Bio-stimulants 2  Seed treatmentCornNorth AmericaEurope    120M ACREScorn US, EU  180M ACRES            >2025  Bio-Pesticides                      LAV311, LAV312 2 Fruit rots  FoliarFruits & VegEuropeNorth America    <$200M grapes chemicals usage  +$800MAdditional Fruits & Veg            2024  LAV321, LAV322Downey mildew  FoliarFruits & VegEuropeNorth America    <$350M grapes chemicals usage  +$150MAdditional Fruits & Veg            2025  LAV431, LAV432Seedling disease(Pythium)  Seed Treatment,Corn, soy, F&VNorth AmericaEurope    <$500M  <$200M            >2025  LAV441, LAV442Bio-Insecticides  Seed Treatment,Corn, foliar soyNorth AmericaEurope    <$1.5B existing traits and chemicals market  <$500M            >2025  Lavie Bio product pipeline  * Company estimations  2022    1  1 More info on slide 132 More info on slide 14  12

   13  Bio-stimulants driving yield advantage    Untreated     2022  2023- 2024*  USA - ND  USA - ND, MT     Canada - Sasc. Man. AB.  Better than Bio-stimulants benchmarks tested   Sales in North America initiated in 2022  2%  1%  3%  4%  5%      Other Ag-Biologicals  Yield improvement (%)   *Expected geographic expansion

   14  Bio-fungicides against Botrytis& fruit rots    LAV311 & LAV312    Untreated     LAV   Better than ag-biologicals and potentially comparable to chemical benchmarks tested  Expected launch in North America in 2024        60%  40%  20%  0%  Other ChemicalsControl  LAV  A  B  A  Different letters indicate significant differences between groups (p values<0.05)  Rot reduction (%)  Other Ag-BiologicalsControl

 15  Established ‘End to End’ capabilities   Confidential  15

Business Model



Direct model


P
x

Collaboration model

Lavie Bio Product

- End-to-end product development
- Commercialization through direct channels
- Revenues from sales

Lavie Bio 'tech-inside' product

- Joint product development
- Commercialization through partner's channels
- Revenues from R&D / milestone payments and royalties,

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 17  Strategic partners & shareholders  28%  72%

We’ve got the right team to nurture it

Management Team



Dotan Borenstein
| CBO
Leadership experience of 25+ years in business development, strategic management



Dorit Kriener
| CFO
20+ years of experience in corporate finance, public and private fundraising, strategy and accounting management



James Presnail
| COO
25+ years broad industrial experience serving in leadership roles of complex agricultural product programs management



Michael Ionesco
| VP Research
Innovative research leader with deep biotechnology, big data and informatics expertise



Amir Bercovitz
| VP Development
Extensive development and product expertise in the ag-biologicals field for 30+ years – led introductions of 5 commercial products



Russel Putland
| VP commercial
30+ years of ag commercial leadership roles with ‘ground up’ experience in large multi-national organizations

Board of Directors



Ofer Haviv
Chairman of the board, Evogene President & CEO



Frederic C. Beudot
Global Portfolio Leader for Biologicals at Corteva Agriscience™



Kristian Bjorneboe
Seasoned business development leader



Trevor Thiessen
Senior agriculture executive, experienced in marketing, sales, and go-to-market

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19  Milestone Roadmap  Bio-stimulant for wheat ‘result™’ product sales expansion to MT, MN and Canada for spring wheatBio-stimulant for wheat ‘result™’ label expansion Downy mildew bio-fungicides File for regulatory approval for leading product candidates LAV321 or LAV322 Additional product launch  2022  2023-2024  Bio-stimulant for wheat initial product sales of ‘result™’ for spring wheat Fruit rot bio-fungicides Product candidate advancement in regulation process for LAV311

 Thank you!